UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. _2_)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin Edenbrook Capital, LLC 116 Radio Circle Mount Kisco, NY 10549 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,633,673
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,633,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,633,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.01%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D

CUSIP No. 42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,633,673
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,633,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,633,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.01%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 18, 2020 (the "Original 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 6, 2021 ("Amendment No. 1") and together with he Original 13D, Amendment No.1 and Amendment No. 2, the ("Schedule 13D"), with respect to the Class A Common Stock, par value $0.0001(the "Class A Common Stock") of Hemisphere Media Group, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 1,633,673 shares of Class A Common Stock of the Issuer. The Reporting Persons used a total of approximately $17,490,035 to acquire the Class A Common Stock reported in this Schedule 13D. The Class A Common Stock was purchased with the investment capital of the private funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,633,673 shares of Class A Common Stock, constituting 8.01% of the shares of Class A Common Stock, based upon 20,407,673 shares of Class A Common Stock issued and outstanding as of May 5, 2021 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class A Common Stock; has the shared power to vote or direct the vote of 1,633,673 shares of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class A Common Stock; and has the shared power to dispose or direct the disposition of 1,633,673 shares of Class A Common Stock.

(c) Information concerning transactions in the shares of Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Class A Common Stock listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procedes from the sale of, the shares of Class A Common Stock held by the private funds advised by Edenbrook.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2021
Dated
EDENBROOK CAPITAL, LLC /s/ Jonathan Brolin
Name: Jonathan Brolin Title: Managing Member
/s/ Jonathan Brolin JONATHAN BROLIN

SCHEDULE 13D

Schedule A

This Schedule 13D sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price per Share ($)
6/3/2021	5,000	11.745
6/4/2021	4,393	11.879
6/7/2021	108	11.777
6/8/2021	6,996	11.785
6/9/2021	2,347	11.731
6/10/2021	5,055	11.701
6/11/2021	5,763	11.613
6/14/2021	1,078	11.724
6/15/2021	24,260	11.692
6/16/2021	13,527	11.560
6/17/2021	16,473	11.478
6/18/2021	1,283	11.299
6/18/2021	11,535	11.384
6/21/2021	5,456	11.583
6/22/2021	5,495	11.528
6/24/2021	237	11.598
6/28/2021	3,207	11.836
6/29/2021	3,793	11.821
6/30/2021	551	11.787
7/2/2021	7,016	11.639
7/2/2021	2,449	11.804
7/6/2021	6,310	11.534
7/7/2021	6,000	11.514
7/8/2021	4,296	11.470
7/8/2021	3,459	11.407
7/9/2021	184	11.380
7/12/2021	2,000	11.600
7/14/2021	3,028	11.662
7/15/2021	3,684	11.533
7/16/2021	423	11.497
7/16/2021	1,725	11.572
7/19/2021	3,610	11.454
7/19/2021	1,829	11.399
7/22/2021	426	11.482
7/26/2021	75,000	12.568
7/26/2021	36,000	12.570
7/27/2021	4,488	12.502
7/28/2021	2,620	12.4548